Mail Stop -4561

February 6, 2009

David J. Kaye
Senior Vice President and Chief Financial Officer
Boston Private Financial Holdings, Inc.
Ten Post Office Square
Boston, Massachusetts 02109

Re: Boston Private Financial Holdings, Inc.
    Form 10-K for December 31, 2007
    File Number 0-17089

Dear Mr. Kaye:

        We have reviewed your response letter dated January 19, 2009, and filed on January 20, and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007:

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Allowance for Loan Losses, page 45

1.   We note your response to comment one of our letter dated December 18, 2008. With respect to your description of appraisal practices, please describe for us the mitigating procedures for ensuring appropriate valuations of property and related valuation allowances prior to and as of December 31, 2007.

2.   We note your response to comment one of our letter dated December 18, 2008. We note your statement that a revised allowance for loan loss methodology was adopted at all five banks beginning at September 30, 2008 and fully implemented at December 31, 2008. Please clarify for us and in future filings the actual changes to your methodology and the impact on your allowance for loan losses, quantifying the impact if applicable.

3.   We note your response to comment one of our letter dated December 18, 2008. Please describe for us and disclose in future filings your new OREO policy that was adopted. Describe the critical changes in your OREO policy and the impact on your financial statements, quantifying the impact if applicable.

Form 10-Q for the Quarterly Period ended September 30, 2008:

Consolidated Financial Statements

Note 7 – Allowance for Loan Losses, page 17

4.   We note your response to comment ten of our letter dated December 18, 2008. Please tell us the following additional information regarding the portfolio of loans that was transferred to the Loans Held for Sale category at September 30, 2008:

    •   quantify the amount of "general" allowance related to the portfolio for loans that were not determined to be impaired as of June 30, 2008;

- describe how management considered the portfolio's risk profile, deteriorating local economic trends, and the increasing level of classified loans in determining the amount of the "general" allowance related to the portfolio;
- describe any adjustments made by management to appraisals, separately addressing appraisals obtained in 2008 and those obtained prior to 2008; and
- describe how you evaluated the collateral for properties for which you did not obtain an updated appraisal in 2008, separately addressing performing and non-performing loans.

Note 8 – Goodwill and Intangible Assets, page 19

5. We note your response to comment three of our letter dated December 18, 2008. Please provide us with your goodwill impairment analysis at your Investment Management and Wealth Advisory segments as of December 31, 2008. In your analysis please address the following:

- provide the actual multiples and market comparables used in your analyses;
- explain how those multiples and market comparables are similar to your reporting unit, in regards to nature, scope and size of operations, as contemplated in paragraph 25 of SFAS 142;
- provide the reporting unit estimated fair value as determined by the comparable market method;
- provide the reporting unit estimated fair value as determined by the discounted cash flow method; and
- whether you use a simple, weighted, or some other type of average when determining the reporting unit estimated fair value;
- explain how you evaluate and weight the results of the comparable market method and the discounted cash flow method in considering the reasonableness of the range indicated by those results; and
- explain how you determine the estimated fair value of the reporting unit as the point within that range that is most representative of fair value in the circumstances.

6. As a related matter, please tell us how you validate the reasonableness of the fair values determined. For example, tell us whether you reconcile the fair values determined in your analyses to your total market capitalization. In this regard, we note that paragraph 23 of SFAS 142 indicates that the fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date, and that quoted market prices in active markets are the best

evidence and should be used if available. In circumstances where an entity has multiple reporting units and all reporting units have goodwill that are tested for impairment, a tool that could be used to validate the reasonableness of the fair values determined for the individual reporting units is a reconciliation of the total fair values of the reporting units, to the market capitalization of the company, adjusted for any control premium as deemed appropriate. If you do not perform such an analysis, please indicate whether this is due to the fact that such an analysis cannot be easily performed (for example, because not all of your reporting units contain goodwill or there were not triggers of impairment at each of your reporting units at each of the times you tested goodwill for impairment), or whether you don't believe such an analysis is meaningful. Additionally, if such an analysis is not performed, please tell us whether you perform any other procedures to evaluate the reasonableness of the fair value of the reporting units. If such an analysis is performed, please tell us the results of your procedures, including a discussion of any control premium assumed in the analysis, and how the reasonableness of that premium was evaluated.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions on accounting matters to Joyce Sweeney, Staff Accountant, at 202-551-3449, or to Amit Pande, Accounting Branch Chief, at 202-551-3423. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3698

Sincerely,

Mark Webb
Legal Branch Chief

By FAX to: David Roberts
Fax number: 617-523-1231